UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2026

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X          Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Strategy Update and 2025 Preliminary Results dated 26 February 2026, prepared by WPP plc.

26 February 2026

Strategy Update and 2025 Preliminary Results

WPP announces multi-year strategic plan to simplify and integrate client proposition, restore growth and drive long-term value for clients, talent and shareholders

“My first six months as CEO have only reinforced my conviction that WPP is an extraordinary company. As our clients navigate uncertainty, AI disruption and macro-volatility, we're looking ahead with a clear and focused mission: to be the trusted growth partner for the world's leading brands in the era of AI.

“Today we are unveiling a bold plan for a simpler, more integrated WPP. Our intention is to stabilise the business, return to organic growth, create capacity to invest in the future and deliver attractive returns for our shareholders. WPP will become a single company, streamlined into four operating units across four regions, all unified by our pioneering agentic marketing platform, WPP Open.

“Our recent underperformance has been driven by excessive organisational complexity, a lack of an integrated operating model and inconsistent strategic execution. While disappointing, I see huge potential as these issues are all within our power to fix and we’re already making great progress.

“We have everything we need to succeed: exceptional talent, world-class capabilities, trusted data and technology solutions and groundbreaking partnerships, as well as the scale and reach to service the most complex multi-national, multi-brand clients in the world. The momentum we are seeing from the decisive action we’ve already taken gives me the confidence that we’re on the right path to creating a WPP that is fit for the future and built to win.”

Cindy Rose OBE, Chief Executive Officer of WPP

Strategy Update: Elevate28

WPP today announces ‘Elevate28’, a multi-year strategic plan to simplify and integrate our client proposition, restore growth and drive long-term value for clients, talent and shareholders. Transitioning from a holding company structure to a single company, WPP will simplify its business to deliver fully integrated, AI-enabled solutions through four core operating units: WPP Media, WPP Creative, WPP Production and WPP Enterprise Solutions across four regions, North America, Latin America, EMEA and APAC.

Central to this strategy is a new mission: to be the trusted growth partner for the world’s leading brands, helping them navigate change, capture opportunity and deliver growth, while transforming their business in a dynamic, complex environment. The plan focuses on stabilising the business in 2026, building momentum in 2027, and delivering accelerated, high-quality growth from 2028, supported by £500m of gross annualised cost savings and portfolio rationalisation to unlock value.

Meeting to cover the Strategy Update and 2025 Results at 9.30am GMT/4.30am EST:
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In-person meeting: Please contact WPP Investor Relations at irteam@wpp.com for more details and to register
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Webcast: Live webcast will be available here

ELEVATE28: OUR STRATEGY TO STABILISE WPP SHORT-TERM, BUILD A NEW PLATFORM FOR GROWTH AND ACCELERATE FUTURE PERFORMANCE

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Deliver superior growth for clients
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Lead with Media at the heart of an integrated proposition
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Establish next-generation Creative and Production capabilities
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Elevate Enterprise Solutions to partner with clients on AI transformation

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Become a simpler, integrated company
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Simplify the operating model
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Strengthen execution and transform our go-to-market
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Drive a high-performance culture and attract and retain the world’s best talent

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Unlock the advantage of WPP Open
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Connect capabilities through WPP Open
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Differentiate with trusted data solutions through Open Intelligence
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Expand strategic technology and data partnerships

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Create firm financial foundations for the future
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Unlock £500m of annual cost savings, enabling a reallocation of investment
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Focus the portfolio to reduce leverage and create further capacity to invest in growth
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Disciplined capital allocation with a focus on maintaining an investment-grade balance sheet while delivering attractive returns for shareholders

OUTLOOK & PHASES OF DELIVERY

The plan is designed to deliver sustained growth through three distinct phases:

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Phase 1 – Stabilise (2026): The immediate priority is to stabilise net new business performance. We will execute cost savings initiatives and rationalise the portfolio.

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Phase 2 – Build (2027): Our transformed go-to-market strategy supported by a more effective operating model will be embedded and will help deliver a fully integrated offer spanning media, creative, production and enterprise solutions. We are targeting a return to organic growth during the course of 2027.

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Phase 3 – Accelerate (2028 and beyond): We aim to be a simpler, lower-cost, AI-enabled business, recognised by clients as a trusted growth partner, showing accelerated growth, improved margin and strong cash conversion.

To achieve this transformation and deliver £500m of gross savings by 2028, we anticipate total cash costs of approximately £400m phased over two years. We will reinvest a significant portion of savings into high-growth areas. See below for more details.

For further information:
Investors and analysts		Media
Thomas Singlehurst, CFA	+44 7876 431922	Niken Wresniwiro, WPP	+44 20 7282 4600
Anthony Hamilton	+44 7464 532903
Melissa Fung	+44 7353 107064
irteam@wpp.com	wpp.com/investors	press@wpp.com

2025 Preliminary Results

Key figures (£ million)	2025	+/(-) % reported1	+/(-) % LFL2	2024
Revenue	13,550	(8.1)	(3.6)	14,741
Revenue less pass-through costs	10,176	(10.4)	(5.4)	11,359
Reported:
Operating profit	382	(71.2)		1,325
Operating profit margin (%)3	2.8	(6.2)pt		9.0
Diluted EPS (p)	(20.0)	(140.5)		49.4
Dividends per share (p)	15.0*	(61.9)		39.4
Headline4:
Operating profit	1,321	(22.6)	(17.1)	1,707
Operating profit margin (%)	13.0	(2.0)pt	(1.8)pt	15.0
Diluted EPS (p)	63.2	(28.4)		88.3
Cashflow and balance sheet:
Adjusted operating cash flow pre WC5	1,189	(11.5)		1,343
Net cash inflow from operating activities	724	(48.6)		1,408
Adjusted net debt	2,167	24.4		1,742
Average adjusted net debt	3,404	(2.9)		3,506
*including proposed final dividend.

WPP reports 2025 revenue of £13,550m, down 8.1% on a reported basis and down 3.6% like-for-like (LFL), with revenue less pass-through costs of £10,176m down 5.4% LFL, ahead of latest guidance. Q4 LFL revenue less pass-through costs of £2,691m was down 10.1% reported and 6.9% LFL. 2025 reported operating profit margin was 2.8% and headline operating profit margin was 13.0%, representing a LFL decrease of 1.8pt. Adjusted operating cash flow before working capital was £1,189m, in line with latest guidance and year-end average adjusted net debt was £3.4bn, with an average net debt to EBITDA ratio of 2.2x.

FY and Q4 2025 performance

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Revenue – 2025 reported revenue of £13,550m was down 8.1%, with a LFL decline of 3.6%. 2025 revenue less pass-through costs of £10,176m was down 10.4% reported and down 5.4% LFL. Q4 revenue of £3,628m was down 8.3%, a LFL decline of 5.5%. Q4 revenue less pass-through costs of £2,691m was down 10.1% reported and 6.9% LFL.

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Business segment and regions – Global Integrated Agencies 2025 LFL revenue less pass-through costs fell 5.7% (Q4: -7.6%) with WPP Media declining 5.9% (Q4: -10.8%) and other integrated creative agencies declining 5.6% (Q4: -4.3%). By geography, North America declined 4.6% (Q4: -7.3%), UK -7.6% (Q4: -9.2%), Western Continental Europe -4.7% (Q4: -3.5%) and Rest of World -5.9% (Q4: -7.5%), with India increasing 3.8% (Q4: +8.6%) offset by a decline in China of -14.3% (Q4: -13.6%).

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Clients – WPP’s top 25 clients declined 4.1% LFL in 2025, including client assignment losses from the first half of the year. While the Healthcare and Pharma client sector improved in 2025, all other client sectors saw reduced spend year-on-year.

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Operating profit – 2025 headline operating profit was £1,321m, a margin of 13.0% (2024: 15.0%), down 1.8pt LFL. The lower margin reflects the decline in revenue less pass-through costs with higher severance costs contributing to a drag of 0.9pt YoY (in particular at WPP Media), and continued investment in tech and data, partially offset by lower staff incentives which contributed a 1.4pt benefit YoY (1.2pt LFL, which excludes FGS). Reported operating profit was £382m, down 71.2%, including goodwill impairment of £641m and property impairments of £114m.

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Cashflow and average adjusted net debt – 2025 adjusted operating cash flow excluding working capital was £1,189m (2024: £1,343m) in line with guidance. 2025 reported net cash inflow from operating activities was £724m (2024: £1,408m). Average adjusted net debt at 31 December 2025 of £3.4bn was down £0.1bn compared to 31 December 2024.

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Dividend – The Board has proposed a final dividend of 7.5p (2024: 24.4p) giving a full year dividend of 15.0p (2024: 39.4p).

Financial outlook for 2026

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LFL revenue less pass-through costs – We are encouraged by the improvement in new business in the fourth quarter and early 2026. Organic growth, however, is a lagging metric and as such we anticipate LFL revenue less pass-through costs to decline in the mid to high-single digits in the first half of 2026 with an improving trajectory in the second half.

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Headline operating profit margin – While we will benefit from the full year impact of cost saving actions taken last year and a part year impact from Elevate28 cost actions, we will invest to support a return to growth and rebuild incentives. Accordingly, for the full year we anticipate headline operating profit margin in the range of 12% to 13%.

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Adjusted operating cash flow before working capital – Including both the anticipated costs associated with historical plans as well as the restructuring costs linked to the Elevate28 strategy update, we anticipate adjusted operating cashflow before working capital of £800m to £900m. Excluding these charges, we would anticipate adjusted operating cashflow before working capital of £1.0bn to £1.1bn.

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Financial leverage – With the implementation of the new strategy, our focus over the next 12 months will be to stabilise the business while freeing up capital to provide further financial flexibility. We are committed to maintaining an investment grade balance sheet, a position supported by Fitch Ratings today assigning WPP a Long-Term Issuer Default Rating of 'BBB' with a Stable Outlook.

1. Percentage change in reported sterling.
2. Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.
3. Reported operating profit divided by revenue less pass-through costs.
4. In this press release not all of the figures and ratios used are readily available from the unaudited results included in Appendix 1. Management believes these non-GAAP measures, including constant currency and like-for-like, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group’s results. Details of how these have been arrived at are shown in Appendix 4.
5. Adjusted operating cash flow before working capital as reconciled in Appendix 4.

Elevate28 – Detailed plan

Market context and strategic rationale

The global total addressable market (TAM) for agency marketing, creative, digital and transformation services is growing at c.5% and expected to exceed $500bn by 20281. However, the commercial ecosystem is seeing fundamental change, driven by the rapid diffusion of AI, changing consumer behaviour, competitive disruption and macro-volatility. Clients need a trusted growth partner capable of orchestrating media, creativity, production and technology to navigate this complexity.

While WPP possesses industry-leading capabilities, recent performance has been impacted by excessive organisational complexity, lack of an integrated operating model and inconsistent strategic execution. Elevate28 addresses these challenges by reorienting the company around the evolving needs of clients, leveraging WPP’s scale and WPP Open, our pioneering agentic marketing platform, to deliver transformation and growth for our clients.

WPP’s competitive advantage

WPP is well positioned to capitalise on this market evolution. Our confidence is grounded in three structural advantages that create a strong competitive edge for WPP:

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Trusted data and intelligence: Open Intelligence is our foundational intelligence layer, securely connecting live data from clients, partners and WPP in a privacy-first way. Built on InfoSum's data collaboration technology, it unlocks unique insights without data ever being shared – turning real-world behaviour into predictive intelligence while preserving privacy, control and trust. Clients see exactly where, how and why their marketing investment is working.

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Integration of media, data, creative and technology: In an AI-driven world, the discipline of brand building is being permanently rewired. In this landscape, human creativity and craft, judgment, taste and empathy are what earn attention, build trust and differentiate brands. We combine cutting-edge media intelligence, world-class creativity, industry leading production and transformative enterprise solutions – all powered by exceptional talent and WPP Open.

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Global scale and deep client relationships: As an established partner to a large number of the world’s leading advertisers, we possess a massive installed base of opportunity. By simplifying our operating model, we unlock the ability to cross-sell high-growth capabilities – such as Enterprise Solutions – directly into our existing client relationships.

Elevate28: A unified growth strategy

The Elevate28 strategic plan is anchored in four objectives: delivering superior growth for clients, becoming a simpler, integrated company, unlocking the advantage of WPP Open and creating firm financial foundations for the future.

1. Source: IDC; Madison and Wall; Gartner; Provoke; Citi; PQ Media; Emarketer
Deliver superior growth for clients

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Leading with Media at the heart of an integrated proposition: Re-orient our go-to-market around a more integrated client proposition with media and data at the core to accelerate client growth.
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Establish next-generation Creative and Production capabilities: Build unified, next-generation creative and production capabilities each powered by a single operating model to drive insight-led content delivery and operational efficiency.
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Elevate Enterprise Solutions to partner with clients on AI transformation: Establish a standalone operating unit bringing together WPP’s customer experience, commerce, CRM, content transformation and technology & data platform capabilities to capture high-growth demand for enterprise AI transformation services.

Become a simpler, integrated company

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Simplify the operating model: Move to a simplified structure comprising four operating units (Media, Creative, Production, Enterprise Solutions) across four regions (North America, Latin America, EMEA, APAC).
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Strengthen execution and transform our go-to-market: Transform how we engage with clients, empowering Global Client Leaders and leveraging our new team of ‘Client Solution Architects’ to orchestrate integrated, outcome-based growth strategies.
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Drive a high-performance culture, attract and retain the world’s best talent: Overhaul the performance framework to align objectives and incentives globally to client outcomes and overall WPP success.

Unlock the advantage of WPP Open

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Connect capabilities through WPP Open: Connect all four operating units through WPP Open, our pioneering agentic marketing platform. Powered by Open Intelligence, our foundational intelligence layer, enabling privacy-first data collaboration and agentic workflows.
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Differentiate with trusted data solutions through Open Intelligence: Leverage InfoSum’s data collaboration technology to connect live data from clients, partners and WPP, unlocking unique, predictive insights and optimising marketing investment in real time while preserving privacy, control and trust.
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Expand strategic partnerships: Deepen integration with strategic partners to co-innovate AI, data and technology solutions that support client growth.

Create firm financial foundations for the future

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Structural simplification: Unlock £500m in annualised gross savings by 2028 from operating model changes, deduplication of support functions and real-estate/long-tail efficiencies.
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Focus the portfolio: Rationalise portfolio, reduce leverage and create capacity to invest in growth.
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Disciplined capital allocation: Maintain an investment-grade balance sheet while prioritising organic investment in high-growth areas and delivering attractive returns for shareholders.

Our execution plan

We are moving with urgency to implement this framework. Actions taken to date include:

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Go-to-market: Created central ‘Client Solution Architects’ and Growth teams to cross-sell services more effectively and integrate new business capabilities.
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Technology: Full integration and deployment of Open Intelligence into WPP Open driving an improvement in net new media business. Expansion of our Google partnership for AI and cloud technology and Adobe partnership for integrated solutions for global brands; launch of WPP Open Pro (self-service) and Agent Hub (internal app store for AI agents).
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Organisational structure: Launch of WPP Production, bringing together WPP’s extensive production capabilities into one unified organisation to centralise expertise and enable a more integrated offering for clients.

Actions announced today:

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WPP Creative: Formation of a unified operating model for our iconic agency brands across Creative, PR and Design. This preserves distinct agency cultures while implementing a shared operating system to facilitate frictionless collaboration and resource sharing and allowing clients to benefit from access to the full breadth of WPP's capabilities and exceptional creative talent.
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WPP Enterprise Solutions: Establishment of a new operating unit consolidating WPP’s customer experience, commerce, CRM, content transformation and technology & data capabilities to capture high-growth demand for enterprise AI transformation. Clients will benefit from access to AI transformation and marketing modernisation services.
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Cost efficiency: Initiation of a new £500m savings plan to fund investment in growth drivers and rebuild margins.
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Talent framework: Implement new framework to embed a high-performance culture and align objectives and incentives globally to client outcomes and overall WPP success.
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Focus the portfolio: Action decisions from our portfolio review to unlock capital which will be used to reduce leverage and further build greater financial flexibility. Processes are underway and we will update in due course.

Three phases of delivery

The plan is designed to deliver sustained value through three distinct phases:

Phase 1: Stabilise (2026) The immediate priority is to stabilise net new business performance. We are encouraged by an improved new business performance in Q4 2025 (see Q4 2025 highlights below for detail) and will build on actions at WPP Media to improve competitiveness (specifically in the US and UK). We will also execute cost saving initiatives, and take portfolio actions to improve balance sheet flexibility.
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Financial goal: Deliver positive net new business, achieve gross run-rate savings of £250m by year-end (equivalent to around £100m in-year gross savings) and progress portfolio actions.

Phase 2: Build (2027) We will fully implement and start to benefit from our revised go-to-market strategy and continue to deliver benefits of the new operating model via improved execution and further reductions in costs.
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Financial goal: Return to organic growth during 2027, rebuild margins and reduce leverage.
Phase 3: Accelerate (2028 and beyond) WPP will emerge as a simpler, lower-cost, AI-enabled business. Revenue growth will be driven by the full integration of media, creative, production and enterprise solutions, as well as the global scaling of agentic workflows.
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Financial goal: Accelerate organic growth, expand margins, deliver strong cash conversion.

Across all three phases a priority will be to maintain an investment-grade balance sheet.

Financial framework

To achieve this transformation and support the delivery of £500m of gross cost savings, we anticipate total cash costs associated with the Elevate28 programme to be approximately £400m, phased over two years.

We anticipate separating out restructuring spend from our headline P&L earnings metrics, however all cash restructuring spend will be included in our adjusted operating cash flow pre working capital.

WPP will reinvest a significant portion of these savings into high-growth areas including media, commerce, high velocity production and enterprise solutions, as well as strengthening our go-to-market capabilities, rebuilding incentives and sustaining investment in WPP Open. The balance will support a rebuild of our margins, alongside improved operating leverage as we return to growth.

Balance sheet and capital allocation

Reflecting this investment trajectory, we anticipate financial leverage (average net debt to Headline EBITDA) to rise in 2026 before reducing from 2027 onwards as the company benefits from improved operating performance, alongside actions already in progress to realise value from our portfolio.

In light of the transformation programme, we have reassessed our approach to capital allocation and cash returns. Our priorities, in order, are as follows:

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Maintain an investment grade balance sheet: our primary focus is to retain strong liquidity, reduce gross debt where possible and improve leverage ratios over time.

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Fund organic growth: we will ruthlessly prioritise investment in the fastest growing areas of our business funded with our cost initiatives, enabling a reallocation of investment to those capabilities that support group-wide growth prospects.

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Share the proceeds of growth: we will balance sustainable returns to our shareholders with inorganic investment but will have a laser focus on only deploying capital when acquisition is more efficient than building internal capabilities. Excess capital will be returned to shareholders.

Reflecting confidence in the plan, having declared a 7.5p final dividend for 2025, the Board intends to maintain the annual dividend at 15.0p per share in 2026.

Full year overview
Revenue was £13,550m, down 8.1% from £14,741m in 2024, and down 3.6% LFL. Revenue less pass-through costs was £10,176m, down 10.4% from £11,359m in 2024, and down 5.4% LFL.

£ million	Q4 2025 £m	% reported	% M&A	% FX	+/(-) % LFL
Revenue	3,628	(8.3)	(1.9)	(0.9)	(5.5)
Revenue less pass-through costs	2,691	(10.1)	(2.6)	(0.6)	(6.9)

£ million	2025 £m	% reported	% M&A	% FX	+/(-) % LFL
Revenue	13,550	(8.1)	(2.7)	(1.8)	(3.6)
Revenue less pass-through costs	10,176	(10.4)	(3.3)	(1.7)	(5.4)

Segmental review

Business segments – revenue less pass-through costs

+/(-) % LFL	Global Integrated Agencies	Public Relations	Specialist Agencies
Q4 2025	(7.6)	(3.4)	(0.1)
2025	(5.7)	(6.0)	(0.7)

Global Integrated Agencies: WPP Media saw a LFL decline in revenue less pass-through costs of 5.9% in 2025 (Q4: -10.8%) which was a result of client assignment losses, cuts to client spending and one-off factors during the year. As anticipated, performance in the fourth quarter has deteriorated further given the client losses in the US and UK from the first half of the year, further weakness in Europe and continuing declines in China, partially offset by improving performance in India and Australia.

Other Global Integrated Agencies declined 5.6% in 2025 (Q4: -4.3%) as a result of lower overall client spending, particularly at Ogilvy which declined high-single digits in the year. There was also continuing pressure on project-based work which weighed on all our agencies, albeit all agencies saw a slight sequential quarterly improvement on easier comparisons in Q4. Declines have moderated at VML (low-single digits) and Hogarth (which was consolidated into the newly formed WPP Production business in February 2026) has grown mid-single digits on the back of new business momentum.

Public Relations: In 2025, Burson saw a mid-single digit LFL decline in revenue less pass-through costs as the business faced a challenging environment for client discretionary spending, in particular in Europe. We are, however, encouraged by a moderately improving trend in Q4, with LFL revenue less pass-through costs down low-single digits (compared to mid-single digits in Q3) and continued new business momentum with a positive trending LFL growth in the US in Q4. Reported revenue less pass-through costs continues to be impacted by the disposal of FGS Global which completed in Q4 2024.

Specialist Agencies: CMI Media Group, our specialist healthcare media planning and buying agency, continued to grow strongly at double-digit digit growth in the year. Meanwhile, Landor and Design Bridge and Partners continued to grow, supported by spend from existing clients. Pressure remains on the longer tail of activities within the segment, and overall Specialist Agencies LFL growth was flat in Q4 and declined 0.7% in 2025.

Regional segments – revenue less pass-through costs

+/(-) % LFL	North America	United Kingdom	Western Cont. Europe	Rest of World
Q4 2025	(7.3)	(9.2)	(3.5)	(7.5)
2025	(4.6)	(7.6)	(4.7)	(5.9)

North America declined by 4.6% in 2025, driven by an anticipated further sequential deterioration of 7.3% in Q4 relative to Q3 2025 (-6.0%). Q4 saw the full impact of H1 client account losses at WPP Media, in addition to some client spending cuts, in particular at Ogilvy and AKQA, with pressure centred on CPG and Government and a decline in spend in Tech & Digital Services. Meanwhile, the region saw growth from Healthcare and Automotive in the quarter.

The United Kingdom declined 7.6% in 2025, with Q4 declining 9.2% despite an easing comparison (Q4 2024: -5.1%) with the continuing impact of client assignment losses amplified by spending cuts. Pressure was centred on WPP Media and VML offsetting an improving trend at AKQA.

Western Continental Europe saw an improving sequential decline of 3.5% in Q4 2025 compared to Q3 2025 (-4.4%) and also against a tough comparison from 2024 (Q4 2024: +1.4%). Spain continued to grow in Q4, while declines in Germany continued, albeit at a lower rate compared to Q3, driven by pressure on WPP Media from client assignment losses.

Rest of World declined 5.9% in 2025, mostly driven by Asia Pacific. India is a relative outperformer, growing 8.6% in Q4 on new business momentum, in particular at WPP Media, although against an easier comparison (Q4 2024: -5.4%). India grew 3.8% overall in 2025. This was offset by a decline of 14.3% in China on the continued impact of client assignment losses and persistent macroeconomic pressures. There were declines in Latin America (2025: -2.5%) but stability in Africa & Middle East, with Q4 returning to growth +2.3% and also growth in Central & Eastern Europe (2025: +2.6%).

Top five markets – revenue less pass-through costs

+/(-) % LFL	USA	UK	Germany	China	India
Q4 2025	(6.3)	(9.2)	(5.9)	(13.6)	8.6
2025	(4.2)	(7.6)	(5.8)	(14.3)	3.8

Client sector – revenue less pass-through costs

	Q4 2025	2025	2025
	+/(-) % LFL	+/(-) % LFL	% share, revenue less pass-through costs1
CPG	(12.6)	(7.1)	27.5
Tech & Digital Services	(5.8)	(2.0)	17.8
Healthcare & Pharma	2.0	2.1	11.8
Automotive	(3.7)	(2.6)	10.5
Retail	(1.2)	(4.1)	9.0
Telecom, Media & Entertainment	(20.1)	(10.1)	6.4
Financial Services	(11.4)	(5.0)	6.2
Other	4.0	(9.4)	4.3
Travel & Leisure	(3.8)	(5.8)	3.6
Government, Public Sector & Non-profit	(7.5)	(0.7)	2.9
1. Proportion of WPP revenue less pass-through costs in 2025; table made up of clients representing 82% of WPP total revenue less pass-through costs.

Financial results

Unaudited income statement1:
	Headline			Reported
£ million	2025	2024	+/(-) %	2025	2024	+/(-) %
Revenue	13,550	14,741	(8.1)	13,550	14,741	(8.1)
Revenue less pass-through costs	10,176	11,359	(10.4)	10,176	11,359	(10.4)
Operating profit	1,321	1,707	(22.6)	382	1,325	(71.2)
Operating profit margin (%)2	13.0%	15.0%	(2.0)pt	2.8%	9.0%	(6.2)pt
Earnings from associates	39	40	(2.5)	39	36	8.3
Profit before interest & tax	1,360	1,747	(22.2)	421	1,361	(69.1)
Net finance costs	(274)	(280)	(2.1)	(290)	(330)	(12.1)
Profit before taxation	1,086	1,467	(26.0)	131	1,031	(87.3)
Tax	(348)	(411)	15.3	(303)	(402)	(24.6)
Profit after taxation	738	1,056	(30.1)	(172)	629	(127.3)
Non-controlling interests	(43)	(87)	50.6	(43)	(87)	(50.6)
Profit attributable to shareholders	695	969	(28.3)	(215)	542	(139.7)
Diluted EPS (p)	63.2p	88.3p	(28.4)	(20.0)p	49.4p	(140.5)
1. Non-GAAP measures in this table are reconciled in Appendix 4.
2. Headline operating profit margin is headline operating profit divided by revenue less pass-through costs and reported operating profit margin is reported operating profit divided by revenue, with the % change expressed in margin points.

Operating profit

Headline operating profit was £1,321m (2024: £1,707m) at a headline operating profit margin of 13.0% (2024: 15.0%), 2.0 points lower than prior year and 1.8 points lower LFL. This year-on-year decline reflects lower revenue less pass-through costs and increased severance activity compared to the prior period, in particular at WPP Media, partially offset by lower staff incentives.

Total headline operating costs were down 8.3%, to £8,855m (2024: £9,652m).

Staff costs of £7,083m were down 8.7% compared to the prior year (2024: £7,761m), reflecting lower headcount as a result of the actions we have taken to mitigate the top-line decline this year. This has offset wage inflation and higher severance costs of £141m (2024: £61m). Staff incentives of £181m were down 50.1% compared to the prior year (2024: £363m) due to business performance against annual incentive targets and the disposal of FGS Global.

The average number of people in the Group in 2025 was 103,277 compared to 111,281 in 2024. The total number of people as at 31 December 2025 was 98,655 compared to 108,044 as at 31 December 2024.

Establishment costs of £420m were down 11.0% compared to the prior year (2024: £472m) driven by benefits from the ongoing campus programme and consolidation of leases, the benefit from the FGS disposal in 2024 and a favourable FX impact. Technology spend of £642m (2024: £684m) was down 6.1%, reflecting our ongoing focus on driving efficiencies to mitigate inflation, offset by our continuing investment in WPP Open, AI and data. Personal costs of £177m (2024: £209m) were down 15.3% driven by savings in travel and entertainment, while other operating expenses of £533m (2024: £526m) slightly increased by 1.3% due to cost inflation, slightly offset by efficiency savings.

Headline EBITDA (including IFRS 16 depreciation) for the period was down by 20.2% to £1,545m (2024: £1,935m).

Operating profit (continued)

Reported operating profit was £382m (2024: £1,325m) at a reported operating profit margin of 2.8% (2024: 9.0%) with the decrease due to the same factors as headline operating profit above and higher total adjusting items of £939m (2024: £382m). Reported operating profit includes goodwill impairment charges of £641m (2024: £237m), primarily relating to Ogilvy and AKQA, property impairments of £114m (2024: £3m), amortisation and impairment of acquired intangible assets of £61m (2024: £93m) and restructuring and transformation costs of £68m (2024: £251m). The prior year included gains on disposals of investments and subsidiaries of £322m, predominantly related to the disposal of FGS Global.

The restructuring and transformation costs of £68m (2024: £251m) represent a decrease of £183m from the prior year, consistent with the expected ramp down of historical transformation programmes.

Net finance costs

Headline net finance costs of £274m were down 2.1% compared to the prior year (2024: £280m), primarily due to lower average adjusted net debt and lower interest rates in 2025 compared to 2024.

Reported net finance costs were £290m (2024: £330m), including net charges of £16m (2024: £50m) relating to the revaluation and retranslation of financial instruments.

Tax

The headline effective tax rate (based on headline profit before tax) was 32.0% (2024: 28.0%).

The higher headline tax rate resulted from the effect of lower headline profit before tax in 2025 on fixed elements of our headline tax change compared to prior year.

The reported effective tax rate was 231.3% (2024: 39.0%). The reported effective tax rate is higher than the headline effective tax rate due to non-deductible goodwill charges.

Earnings per share (“EPS”) and dividend

Headline diluted EPS was 63.2p (2024: 88.3p), a decrease of 28.4% predominantly due to lower headline operating profit and higher effective tax rate, slightly offset by lower headline net finance costs and lower non-controlling interests.

Reported diluted EPS was (20.0)p (2024: 49.4p), a decrease of 140.5% due to a net loss in 2025 compared to net income in 2024.

The Board is proposing a final dividend for 2025 of 7.5 pence per share, which together with the interim dividend paid in November 2025 gives a full-year dividend of 15.0 pence per share. The record date for the final dividend is 5 June 2026, and the dividend will be payable on 3 July 2026. The dividend has been reduced, balancing consistent returns to shareholders with investment for growth.

Cash flow highlights

Unaudited headline cash flow statement1:
Year ended (£ million)	31 December 2025	31 December 2024
Headline operating profit	1,321	1,707
Headline earnings from associates	39	40
Depreciation of property, plant and equipment	142	156
Amortisation of other intangibles	43	32
Depreciation of right-of-use assets	201	213
Headline EBITDA	1,746	2,148
Less: headline earnings from associates	(39)	(40)
Repayment of lease liabilities and related interest	(337)	(377)
Non-cash compensation	73	109
Non-headline cash items (including restructuring costs)	(68)	(261)
Capex	(186)	(236)
Adjusted operating cash flow before working capital	1,189	1,343
Working capital	(334)	117
Adjusted operating cash flow	855	1,460
% conversion of Headline operating profit	65%	86%
Net dividends (to minorities)/from associates	(5)	(36)
Contingent consideration liability payments	(65)	(97)
Net interest	(185)	(197)
Cash tax2	(398)	(392)
Adjusted free cash flow	202	738
Disposal proceeds	22	667
Net initial acquisition payments	(147)	(153)
Dividends	(343)	(425)
Share purchases	(97)	(82)
Adjusted net cash flow	(363)	745
Reported:
Net cash inflow from operating activities	724	1,408
1. A summary of the Group’s unaudited cash flow statement and notes for the year ended 31 December 2025 is provided in Appendix 1 and any non-GAAP measures in this table are reconciled in Appendix 4.
2. Cash tax in 2025 includes £43m related to tax payments for the FGS Global disposal.

Adjusted operating cash outflow before working capital was £1,189m (2024: £1,343m). The main driver of the lower cash inflow was the decrease in headline operating profit, partially offset by lower non-headline cash items, capex and lease repayments. Included within non-headline cash items is £82m of cash restructuring costs (2024: £275m). Working capital was an outflow of £334m compared with an inflow of £117m in the prior year, partly due to the impact of lower staff incentives.

Adjusted free cash flow was £202m (2024: £738m), lower than prior year due to a decrease in adjusted operating cash flow and higher cash taxes, partially offset by lower contingent consideration liability payments, net interest and dividends to minorities/from associates.

Adjusted net cash outflow was £363m, compared to an adjusted net cash inflow in the prior year (2024: £745m inflow), primarily due to higher disposal proceeds, predominantly from the FGS Global disposal in 2024, partially offset by lower dividends paid.

Reported net cash inflow from operating activities decreased to £724m (2024: £1,408m inflow) due a reported operating profit decline and a large working capital outflow compared to an inflow in 2024.

Balance sheet highlights

Unaudited balance sheet

Non-current assets of £10,905m decreased by £943m (31 December 2024: £11,848m), primarily driven by lower goodwill due to impairment charges of £641m and lower property, plant and equipment due to property impairments of £114m recognised in the year. The remainder of the decrease primarily relates to depreciation, amortisation and foreign exchange.

Current assets of £13,170m decreased by £491m (31 December 2024: £13,661m). The decrease is principally driven by lower trade and other receivables, which reduced by £443m.

Current liabilities of £14,835m decreased by £681m (31 December 2024: £15,516m). The decrease primarily relates to trade and other payables which decreased by £807m and corporate income tax payable which decreased by £112m, partially offset by a net increase in current borrowings of £238m. The increase in current borrowings is due to the €750m of 2.25% bonds maturing in September 2026 becoming current, mostly offset by the repayment of €500m of 1.375% bonds, further detailed in the section below. The decrease in corporate income tax payable is due to the lower tax charge compared to prior year.

The decrease in both current trade and other receivables and trade and other payables is primarily due to client activity and timing of payments.

Non-current liabilities of £6,468m increased by £209m (31 December 2024: £6,259m). The increase is primarily due to the issuance of €1,000m of 3.625% bonds, offset by the €750m of 2.25% bonds becoming current in the year. Further details on bond activity is in the section below.

Recognised within total equity, other comprehensive loss of £220m (2024: £62m loss) includes a £205m loss (2024: £72m loss) for foreign exchange differences on translation of foreign operations, a £58m loss (2024: £58m gain) for cash flow hedge amounts reclassified to profit or loss and a £54m decline (2024: £7m) of the fair value of equity investments, partially offset by a £68m gain (2024: £3m loss) on the Group’s net investment hedges.

A summary of the Group’s unaudited balance sheet and selected notes as at 31 December 2025 is provided in Appendix 1.

Adjusted net debt

As at 31 December 2025, the Group had cash and cash equivalents of £2.7bn (31 December 2024: £2.6bn) and borrowings of £4.9bn (31 December 2024: £4.3bn). The Group has current liquidity of £4.4bn (31 December 2024: £4.5bn), comprising of cash and cash equivalents, bank overdrafts and undrawn credit facilities.

As at 31 December 2025, adjusted net debt was £2.2bn (31 December 2024: £1.7bn), up £0.5bn. Average adjusted net debt in 2025 was £3.4bn, compared to £3.5bn in 2024. The average adjusted net debt to headline EBITDA ratio in the 12 months ended 31 December 2025 was 2.2x (12 months ended 31 December 2024: 1.8x).

The Group has a five-year Revolving Credit Facility of $2.5bn which matures in February 2031 following the final one-year extension option that was executed in February 2026. The Revolving Credit Facility has no financial covenants and remained undrawn at 31 December 2025.

In March 2025, we repaid €500m of 1.375% bonds which matured and in December 2025, we issued €1,000m of 3.625% bonds, maturing 2031, in a successful bond raising which was oversubscribed.

As at 31 December 2025, our bond portfolio had an average maturity of 5.8 years (31 December 2024: 6.3 years) and a weighted average coupon rate of 3.5% (31 December 2024: 3.5%).

Financial outlook

Our guidance for 2026 is as follows:

Like-for-like revenue less pass-through costs decline in the mid to high-single digits in the first half of 2026 with an improving trajectory in the second half

Headline operating margin expected to be 12% to 13%

Adjusted operating cash flow before working capital of £800m to £900m

Other 2026 modelling assumptions:

●
Mergers and acquisitions will not significantly impact revenue less pass-through costs
●
FX impact: current rates (at 27 January 2026, with USD/GBP rate of 1.38) imply a c.1.6% drag on FY 2026 revenue less pass-through costs
●
In keeping with our revenue less pass-through cost and headline operating margin guidance, we now expect the following:
●
Headline earnings from associates of around £30m
●
Non-controlling interests of around £45m
●
Headline net finance costs of around £290m
●
Headline effective tax rate1 between 33% to 34%
●
The following items impact adjusted operating cash flow before working capital:
●
Capex broadly flat year-on-year at around £190m
●
Total cash restructuring costs of around £250m, consisting of c.£190m from Elevate28 and c.£60m from historical programs

This announcement contains information that qualifies or may qualify as inside information. The person responsible for arranging the release of this announcement on behalf of WPP plc is Balbir Kelly-Bisla, Company Secretary.

1. Headline tax as a % of headline profit before tax.

Q4 2025 highlights

Below we highlight key developments from Q4 across the Group:

1. Clients

●
WPP new business momentum – During the fourth quarter WPP’s new business improved significantly with a number of new client assignments. Our integrated offering has secured global consolidated wins in December, with Kenvue for creative and production and Jaguar Land Rover for global integrated marketing activities including media and creative. In November, WPP Media also secured the wins of both Reckitt and Henkel in Europe and the win of the UK Government in December. Other wins include: Pizza Hut creative in the US, Major League Soccer creative in the US, BMW creative in India, Warburtons PR in the UK and Burger King PR in France.

●
WPP Production launched, uniting WPP’s production capabilities into a single operating unit – In February 2026, Hogarth has come together with content producers from across the WPP network and created a single, globally connected operating unit (see link). All teams will now operate on a single platform, harnessing WPP Open’s production technology and AI-powered workflows to deliver higher quality, more impactful content. The new offering reflects our broader strategy to provide a more integrated service and empowers our clients to tap into our holistic ecosystem of creative, media and production expertise.

●
WPP Media’s Business Intelligence releases latest ‘This Year, Next Year’ report – In December, WPP Media’s Business Intelligence published its End-of-Year Global Advertising Forecast for 2025, projecting global ad revenue to reach $1.14 trillion with 8.8% growth (see link). The report underscores the advertising industry's resilience amidst economic and technological shifts, projecting robust growth. This momentum is set to continue into 2026 with an anticipated 7.1% growth. The report highlights a period of significant transformation within the industry, as streaming video continues to gain ground on linear television, retail media captures budget from traditional digital channels, and AI-powered answer engines are beginning to reshape search behaviour.

●
Industry recognition of our work for clients – In November, WPP was named a Leader in three IDC 2025 MarketScape assessments, Worldwide Influencer Market Platforms for Large Enterprises, Worldwide Experience Design Services and Worldwide Experience Build Services. In December, WPP Media was named MediaPost’s Holding Company of the Year (see link). For the fifth consecutive year, Ogilvy earned Global Network of the Year at the 2025 London International Awards (see link), and at the Drum Awards Festival 2025, VML was honoured with 18 accolades (see link) including for our ‘Glassphemy’ work for Diageo. In January 2026, our global marketing effectiveness and foresight consultancy, Gain Theory, was named a Leader in The Forrester Wave™: Marketing Measurement And Optimization Services (see link).

2. Technology

●
Launch of Agent Hub – In January 2026 (see link) we announced the launch of Agent Hub on WPP Open, which provides clients with access to a suite of advanced AI agents with decades of WPP’s collective world-class expertise of proprietary data, strategic capabilities and deep institutional best practice. The initial agents include the Brand Analytics Agent, the Behavioural Science Agent, the Analogies Agent and the Creative Brain. Each agent within Agent Hub adheres to rigorous standards including validation by experts and verification of knowledge sources, while ensuring data remains confidential and secure, and tested for accuracy.

●
InfoSum introduces Beacons for cross-cloud data collaboration – Beacons is a new technology from InfoSum (see link), WPP’s leading data collaboration platform. Beacons enables secure, AI-ready collaboration directly within clients’ own cloud environments, across Amazon Web Services (AWS), Google Cloud and Microsoft Azure. Integrated into WPP Open, Beacons allows clients to train custom Open Intelligence models, unlocking predictive insights and collaborative intelligence, while maintaining full control and trust as this is all done within their own environments. Open Intelligence is our foundational intelligence layer underpinning WPP Open, securely connecting live data from clients, partners and WPP in a privacy-first way.

●
From adoption of WPP Open to everyday usage – In 2025 we prioritised investment in WPP Open, our pioneering agentic marketing platform, focusing on deployment across our business as part of our £300m investment in 2025 on AI-driven technology. A key metric for us is internal adoption and we have seen continued progress with over 70,000 of our people (equivalent to around 90% of client-facing staff) using the platform actively on a monthly basis during the course of December (December 2024: 33,000/c.40% client-facing staff). As adoption targets in 2025 have been achieved, increasing everyday usage across all our agencies is our key priority.

3. People

●
WPP’s first Chief Innovation Officer – In November, WPP appointed Elav Horwitz (see link) to the Chief Innovation Officer position, a new role created to solidify WPP’s leadership in applied AI and deliver groundbreaking technology-driven solutions for clients. Elav is responsible for connecting WPP’s partners with our unparalleled creative and strategic talent to drive applied AI and client transformation, and to redefine how clients engage with commerce, create compelling content and shape culture.

●
WPP launches Client Solution Architects Group – In January 2026, WPP created the Client Solution Architects Group which is an end-to-end strategic function unifying WPP's capabilities, including technology, media, data and marketing, to deliver tailored solutions for clients and will focus on driving growth amongst our top clients. Alex Hesz has joined WPP as President, Strategy and Solutions as part of this new group, and will co-lead the team alongside Antonis Kocheilas, global Chief Transformation Officer at Ogilvy, and Ben Kay, WPP’s Head of Planning. The Client Solution Architects Group reports to Devika Bulchandani, WPP’s Chief Operating Officer.

Business segment and regional analysis

Business segments – revenue analysis1

	Q4 2025			2025
	£ million	+/(-) % reported	+/(-) % LFL	£ million	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	3,218	(7.0)	(6.2)	11,956	(5.6)	(3.7)
Public Relations	180	(31.6)	(4.9)	705	(39.0)	(6.7)
Specialist Agencies	230	(1.3)	4.0	889	(3.8)	1.0
Total Group	3,628	(8.3)	(5.5)	13,550	(8.1)	(3.6)

Business segments – revenue less pass-through costs analysis1

	Q4 2025			2025
	£ million	+/(-) % reported	+/(-) % LFL	£ million	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,328	(8.4)	(7.6)	8,740	(7.5)	(5.7)
Public Relations	168	(32.3)	(3.4)	667	(38.8)	(6.0)
Specialist Agencies	195	(4.9)	(0.1)	769	(6.0)	(0.7)
Total Group	2,691	(10.1)	(6.9)	10,176	(10.4)	(5.4)

Business segments – headline operating profit analysis1

£ million	2025	% margin2	2024	% margin2
Global Integrated Agencies	1,165	13.3	1,491	15.8
Public Relations	102	15.3	166	15.2
Specialist Agencies	54	7.0	50	6.1
Total Group	1,321	13.0	1,707	15.0

1. Prior year figures have been restated to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies.
2. Headline operating profit as a percentage of revenue less pass-through costs.

Business segment and regional analysis

Regional – revenue analysis

	Q4 2025			2025
	£ million	+/(-) % reported	+/(-) % LFL	£ million	+/(-) % reported	+/(-) % LFL
N. America	1,250	(11.4)	(5.1)	4,966	(10.8)	(3.4)
United Kingdom	530	(8.0)	(9.5)	2,055	(5.9)	(7.6)
W Cont. Europe	848	(1.6)	(1.8)	2,891	(4.0)	(0.1)
AP, LA, AME, CEE1	1,000	(9.7)	(6.8)	3,638	(8.5)	(4.0)
Total Group	3,628	(8.3)	(5.5)	13,550	(8.1)	(3.6)

Regional – revenue less pass-through costs analysis

	Q4 2025			2025
	£ million	+/(-) % reported	+/(-) % LFL	£ million	+/(-) % reported	+/(-) % LFL
N. America	940	(14.2)	(7.3)	3,837	(12.7)	(4.6)
United Kingdom	389	(7.2)	(9.2)	1,503	(5.4)	(7.6)
W Cont. Europe	619	(5.6)	(3.5)	2,143	(9.8)	(4.7)
AP, LA, AME, CEE	743	(9.8)	(7.5)	2,693	(10.3)	(5.9)
Total Group	2,691	(10.1)	(6.9)	10,176	(10.4)	(5.4)

Regional – headline operating profit analysis

£ million	2025	% margin2	2024	% margin2
N. America	663	17.3	825	18.8
United Kingdom	164	10.9	237	14.9
W Cont. Europe	212	9.9	259	10.9
AP, LA, AME, CEE	282	10.5	386	12.9
Total Group	1,321	13.0	1,707	15.0

1. Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
2. Headline operating profit as a percentage of revenue less pass-through costs.

Unaudited preliminary consolidated income statement for the year ended 31 December 2025

£ million	Notes	2025	2024
Revenue	3	13,550	14,741
Costs of services	2	(11,404)	(12,290)
Gross profit		2,146	2,451
General and administrative costs	2	(1,764)	(1,126)
Operating profit		382	1,325
Earnings from associates		39	36
Profit before interest and taxation		421	1,361
Finance and investment income		78	137
Finance costs		(352)	(417)
Revaluation and retranslation of financial instruments		(16)	(50)
Profit before taxation		131	1,031
Taxation		(303)	(402)
(Loss)/profit for the year		(172)	629

Attributable to:
Equity holders of the parent		(215)	542
Non-controlling interests		43	87
		(172)	629

Earnings per share
Basic (loss)/earnings per ordinary share	5	(20.0) p	50.3 p
Diluted (loss)/earnings per ordinary share	5	(20.0) p	49.4 p

The accompanying notes form an integral part of this unaudited preliminary consolidated income statement.

Appendix 1: Preliminary results for the year ended 31 December 2025

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2025

£ million	2025	2024
(Loss)/profit for the year	(172)	629
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(205)	(72)
Gain/(loss) on net investment hedges	68	(3)
Cash flow hedges:
Fair value gain/(loss) arising on hedging instruments	25	(35)
Amounts reclassified to profit or loss	(58)	58
Gain/(loss) on costs of hedging	5	(8)
	(165)	(60)

Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	(54)	(7)
Actuarial (loss)/gain on defined benefit pension plans	(1)	3
Deferred tax on defined benefit pension plans	—	2
	(55)	(2)
Other comprehensive loss for the year	(220)	(62)
Total comprehensive (loss)/income for the year	(392)	567

Attributable to:
Equity holders of the parent	(431)	482
Non-controlling interests	39	85
	(392)	567

The accompanying notes form an integral part of this unaudited preliminary consolidated statement of comprehensive income.

Unaudited preliminary consolidated cash flow statement for the year ended
31 December 2025

£ million	Notes	2025	2024
Net cash inflow from operating activities1	6	724	1,408
Investing activities
Acquisitions1		(183)	(153)
Disposals of investments and subsidiaries2		14	553
Proceeds from loans on disposal of subsidiaries		—	93
Purchases of property, plant and equipment		(91)	(189)
Purchases of intangible assets		(95)	(47)
Proceeds from disposal of property, plant and equipment		8	21
Net cash (outflow)/inflow from investing activities		(347)	278
Financing activities
Principal elements of lease payments		(242)	(282)
Share option proceeds		—	2
Cash consideration for purchase of non-controlling interests		(8)	(87)
Share repurchases and buy-backs		(97)	(82)
Proceeds from borrowings		874	1,060
Repayment of borrowings		(418)	(1,087)
Repayment of borrowing-related derivatives		(26)	(14)
Financing and share issue costs		(9)	(7)
Equity dividends paid		(343)	(425)
Dividends paid to non-controlling interests in subsidiary undertakings		(50)	(67)
Net cash outflow from financing activities		(319)	(989)
Net increase in cash and cash equivalents		58	697
Foreign exchange translation of cash and cash equivalents		1	(90)
Cash and cash equivalents at beginning of year		2,467	1,860
Cash and cash equivalents at end of year	7	2,526	2,467

The accompanying notes form an integral part of this unaudited preliminary consolidated cash flow statement.

1 Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities.
2 Disposals of investments and subsidiaries in investing activities represents consideration received less cash and cash equivalents disposed. The proceeds in 2024 primarily relate to the disposal of FGS Global, with consideration received less cash and cash equivalents disposed of £520 million.

Unaudited preliminary consolidated balance sheet as at 31 December 2025

£ million	Notes	2025	2024
Non-current assets
Goodwill		6,946	7,610
Other intangible assets		734	737
Property, plant and equipment		724	909
Right-of-use assets		1,317	1,385
Interests in associates		231	253
Other investments		334	398
Deferred tax assets		292	323
Corporate income tax recoverable		55	59
Trade and other receivables		272	174
		10,905	11,848
Current assets
Corporate income tax recoverable		124	113
Trade and other receivables		7,279	7,722
Accrued income and unbilled media		3,073	3,188
Cash and cash equivalents	7	2,694	2,638
		13,170	13,661

Current liabilities
Trade and other payables1		(13,409)	(14,216)
Corporate income tax payable		(221)	(333)
Lease liabilities		(223)	(240)
Borrowings	7	(822)	(584)
Provisions for liabilities and charges		(160)	(143)
		(14,835)	(15,516)
Net current liabilities		(1,665)	(1,855)

Non-current liabilities
Borrowings	7	(4,114)	(3,744)
Trade and other payables		(208)	(229)
Deferred tax liabilities		(146)	(142)
Employee benefit obligations		(128)	(132)
Provisions for liabilities and charges		(199)	(232)
Lease liabilities		(1,673)	(1,780)
		(6,468)	(6,259)
Net assets		2,772	3,734

Equity
Called-up share capital		109	109
Share premium account		579	579
Other reserves		(12)	151
Own shares		(188)	(191)
Retained earnings		2,052	2,827
Equity shareholders’ funds		2,540	3,475
Non-controlling interests		232	259
Total equity		2,772	3,734

The accompanying notes form an integral part of this unaudited preliminary consolidated balance sheet.

1 Deferred income and customer advances, that was previously presented separately, is included within Trade and other payables

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2025

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings1	Total equity share holders’ funds	Non- controlling interests	Total
Balance at 1 January 2024	114	577	187	(990)	3,488	3,376	457	3,833
Profit for the year	—	—	—	—	542	542	87	629
Other comprehensive loss	—	—	(58)	—	(2)	(60)	(2)	(62)
Total comprehensive (loss)/income	—	—	(58)	—	540	482	85	567
Dividends paid	—	—	—	—	(425)	(425)	(67)	(492)
Ordinary shares issued	—	2	—	—	—	2	—	2
Share cancellations3	(5)	—	5	743	(743)	—	—	—
Treasury shares used for share option schemes	—	—	—	57	(57)	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	81	81	—	81
Tax on share-based payments	—	—	—	—	1	1	—	1
Net movement in own shares held by ESOP Trusts	—	—	(8)	(1)	(73)	(82)	—	(82)
Net movement of liabilities in respect of put options	—	—	25	—	17	42	—	42
Net movement in non-controlling interests2	—	—	—	—	(2)	(2)	(216)	(218)
Total transactions with owners	(5)	2	22	799	(1,201)	(383)	(283)	(666)

Balance at 31 December 2024	109	579	151	(191)	2,827	3,475	259	3,734

(Loss)/profit for the year	—	—	—	—	(215)	(215)	43	(172)
Other comprehensive loss	—	—	(161)	—	(55)	(216)	(4)	(220)
Total comprehensive (loss)/income	—	—	(161)	—	(270)	(431)	39	(392)
Dividends paid	—	—	—	—	(343)	(343)	(50)	(393)
Non-cash share-based incentive plans (including share options)	—	—	—	—	73	73	—	73
Tax on share-based payments	—	—	—	—	(2)	(2)	—	(2)
Net movement in own shares held by ESOP Trusts	—	—	—	3	(102)	(99)	—	(99)
Net movement of liabilities in respect of put options	—	—	(2)	—	(6)	(8)	—	(8)
Net movement in non-controlling interests2	—	—	—	—	(125)	(125)	(16)	(141)
Total transactions with owners	—	—	(2)	3	(505)	(504)	(66)	(570)

Balance at 31 December 2025	109	579	(12)	(188)	2,052	2,540	232	2,772

The accompanying notes form an integral part of this unaudited preliminary consolidated statement of changes in equity.

1 Accumulated losses on existing equity investments held at fair value through other comprehensive income are £408 million at 31 December 2025 (2024: £354 million).
2 Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries, including MAP and Resolve in 2025 (see note 8), recognition of non-controlling interests on new acquisitions and derecognition of non-controlling interests on disposals of subsidiaries, including FGS Global in 2024.
3 In December 2024, WPP cancelled 50,367,570 treasury shares.

Notes to the unaudited preliminary consolidated financial statements

1. Basis of preparation

The unaudited preliminary consolidated financial statements for WPP plc and its subsidiaries (the Group) comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the accounting policies of the Group, which were set out on pages 151 – 156 of the 2024 Annual Report and Accounts. The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in the accounting policies referenced above.

No significant changes have been made to the Group’s accounting policies in the year ended 31 December 2025. The Group does not consider that the amendments to standards adopted during the year have a significant impact on the financial statements.

Having considered the principal risks and uncertainties (as outlined in Appendix 2), the directors consider it appropriate to adopt the going concern basis of accounting in preparing these preliminary consolidated financial statements. In making this assessment, the directors have reviewed the results of latest cash flow forecasts and have considered the results of a reverse stress test to quantify the level of revenue less pass-through costs decline required to utilise all of the Group's liquidity headroom for at least a year from the date the consolidated financial statements are planned to be signed, taking into account debt maturities and cost mitigations. The likelihood of declines required to utilise all available headroom is considered remote. None of the Group's facilities have financial covenants.

Whilst the unaudited preliminary consolidated financial statements included in this preliminary announcement have been prepared in accordance with the recognition and measurement criteria of IFRS as issued by the IASB, they do not include all the information needed to comply with IFRS disclosure requirements. The Group’s 2025 Annual Report and Accounts will be prepared in compliance with IFRS disclosure requirements. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the 2025 Annual Report and audited Accounts are available on the Group’s website.

Statutory information
The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2024 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2025 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s Annual General Meeting. The audit report for the year ended 31 December 2025 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 26 February 2026.

2. Costs of services and general and administrative costs

Costs of services and general and administrative costs include:

£ million	2025	2024
Staff costs1	7,083	7,761
Establishment costs	420	472
Media pass-through costs	2,543	2,523
Other costs of services and general and administrative costs2	3,122	2,660
	13,168	13,416

1 Additional staff costs of £13 million (2024: £137 million) are included within ‘Restructuring and transformation costs’ below.
2 Other costs of services and general and administrative costs include £831 million (2024: £859 million) of other pass-through costs.

Other costs of services and general and administrative costs include the following significant items:

£ million	2025	2024
Goodwill impairment	641	237
Amortisation and impairment of acquired intangible assets	61	93
Restructuring and transformation costs	68	251
Property-related restructuring costs	127	26
Gains on disposal of investments and subsidiaries	(6)	(322)
Legal provision charges	43	68

Goodwill impairment

In 2025, goodwill impairment charges of £641 million were recognised, primarily relating to the Ogilvy, AKQA and previous Grey cash generating units (“CGUs”). The respective 2025 impairments for these CGUs are £393 million for Ogilvy, £123 million for AKQA and £58 million for Grey. In 2024, the £237 million goodwill impairment primarily related to the previous AKQA Group CGU.

After their separation, AKQA and Grey were tested separately for impairment at 30 June 2025. Grey was then integrated and assessed as part of the wider Ogilvy CGU in the second half of 2025. AKQA remains a separate CGU.

The £393 million impairment to the Ogilvy CGU, including Grey, recognised in the second half of 2025 reflects weaker trading performance compared with prior expectations. The downturn in trading was caused by macroeconomic pressures and uncertainty, partly driven by the introduction of new global tariffs during the year that weighed on client spending. The second half of 2025 saw a more severe than previously anticipated decline in client discretionary spend which impacted project win rates and the level of net new business.

The factors described above also led to an impairment of £123 million of the AKQA CGU, of which £58 million was recognised in the first half of 2025. The incremental £65 million recognised in the second half of 2025 reflected a further continuation of these factors along with a specific global client loss.

The recoverable amounts of the Ogilvy and AKQA CGUs, both of which are within the Global Integrated Agencies reportable segment, are £948 million and £111 million, respectively. These recoverable amounts were calculated on a fair value less costs of disposal (FVLCD) basis, determined using a discounted cash flow approach with future cash flows based upon a projection period of five years. Cash flows beyond the projection period are based on a long-term growth rate of 2.0% (2024: 2.0%). Post-tax discount rates of 11.75% (2024: 10.5%) and 10.75% (2024: 10.5%), were applied to determine the Ogilvy and AKQA recoverable amounts. These key inputs are considered Level 3 in the fair value hierarchy.

2. Costs of services and general and administrative costs (continued)

The impairment charges for both Ogilvy and AKQA are sensitive to changes in long-term operating margins. The charge for Ogilvy is also sensitive to changes in revenue less pass-through costs growth rates, discount rate and long-term growth rate. If long-term operating margins in future periods were two percentage points lower than current expectations, additional goodwill impairment charges of £105 million for Ogilvy and £22 million for AKQA would be recognised.

For Ogilvy, if revenue less pass-through costs growth rates in future periods were reduced by one percentage point, with a corresponding impact on operating margins being reflected, an additional impairment charge of £54 million would be recognised. If the Ogilvy discount rate was one percentage point higher, an additional goodwill impairment charge of £77 million would be recognised. If the Ogilvy long-term growth rate decreased from 2.0% to 1.0%, an additional impairment charge of £57 million would be recognised.

Amortisation and impairment of acquired intangible assets

Charges of £61 million (2024: £93 million) relate to ongoing amortisation charges for previously acquired intangible assets. The prior year charges included an accelerated amortisation charge of £20 million for certain brands that no longer had a useful life due to the creation of Burson.

Restructuring and transformation costs

Charges of £68 million (2024: £251 million) include £50 million (2024: £90 million) in relation to the Group’s IT transformation programme, which includes the rollout of new ERP systems, and £5 million (2024: £144 million) of costs related to the Group’s transformation plans.

Property-related restructuring costs

Charges of £127 million (2024: £26 million) include £114 million (2024: £3 million) of impairment charges and £13 million (2024: £23 million) of on-going property costs related to property impairments recognised in prior years as part of the Group’s property requirements review.

The impairment charges include £86 million (2024: £2 million) in relation to property, plant and equipment and £28 million (2024: £1 million) in relation to right-of-use assets. The impairment charges for property, plant and equipment include an impairment recognised for land and freehold buildings following a review of the Group’s planned usage of its property portfolio.

Gains on disposal of investment and subsidiaries

In 2024, gains on disposal of investments and subsidiaries of £322 million were predominantly related to the gain on disposal of FGS Global of £275 million.

Legal provision charges

Charges of £43 million (2024: £68 million) have been recognised, with the provision at 31 December 2025 representing management's best estimate of its obligation in relation to certain on-going legal proceedings and claims that were initially recognised in 2023.

3. Segmental analysis

Reported contributions by reportable segments were as follows:

£ million	2025	2024
Revenue1,2
Global Integrated Agencies	11,956	12,661
Public Relations	705	1,156
Specialist Agencies	889	924
	13,550	14,741
Revenue less pass-through costs1,3
Global Integrated Agencies	8,740	9,452
Public Relations	667	1,089
Specialist Agencies	769	818
	10,176	11,359
Headline operating profit1,4
Global Integrated Agencies	1,165	1,491
Public Relations	102	166
Specialist Agencies	54	50
	1,321	1,707

Adjusting items within IFRS operating profit5	(939)	(382)
Financing items6	(290)	(330)
Earnings from associates	39	36
Reported profit before tax	131	1,031

1 During the year ended 31 December 2025, the Group reallocated a number of businesses between Global Integrated Agencies and Specialist Agencies, therefore changing the composition of reportable segments reported to the Group’s Chief Operating Decision Maker. As required by IFRS 8, the 2024 comparatives have been restated.
2 Intersegment transactions have not been separately disclosed as they are not material.
3 Revenue less pass-through costs is defined and reconciled by segment and by geographical area in Appendix 4.
4 Headline operating profit is defined in Appendix 4. A reconciliation from reported profit before tax to headline operating profit is also provided in Appendix 4.
5 Adjusting items are defined and reconciled in Appendix 4.
6 Financing items include finance and investment income, finance costs, and revaluation and retranslation of financial instruments.

3. Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	2025	2024
Revenue1
North America2	4,966	5,567
United Kingdom	2,055	2,185
Western Continental Europe	2,891	3,013
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,638	3,976
	13,550	14,741
Revenue less pass-through costs
North America2	3,837	4,394
United Kingdom	1,503	1,588
Western Continental Europe	2,143	2,375
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,693	3,002
	10,176	11,359
Headline operating profit
North America2	663	825
United Kingdom	164	237
Western Continental Europe	212	259
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	282	386
	1,321	1,707

Adjusting items within IFRS operating profit	(939)	(382)
Financing items	(290)	(330)
Earnings from associates	39	36
Reported profit before tax	131	1,031

1 Interregional transactions have not been separately disclosed as they are not material.
2 North America includes the United States, which has revenue of £4,675 million (2024: £5,203 million), revenue less pass-through costs of £3,612 million (2024: £4,115 million) and headline operating profit of £616 million (2024: £766 million).

4. Ordinary dividends

The Board has recommended a final dividend of 7.5p (2024: 24.4p) per ordinary share in addition to the interim dividend of 7.5p (2024: 15.0p) per ordinary share. This makes a total for the year of 15.0p (2024: 39.4p). Payment of the final dividend of 7.5p per ordinary share will be made on 3 July 2026 to holders of ordinary shares in the Company on 5 June 2026.

5. (Loss)/earnings per share (“EPS”)

Basic EPS

The calculation of basic EPS is as follows:
	2025	2024
(Loss)/profit for the year attributable to equity holders of the parent (£ million)	(215)	542
Weighted average number of shares used in basic EPS calculation (million)	1,076	1,077
EPS	(20.0) p	50.3 p

Diluted EPS

The calculation of diluted EPS is as follows:

	2025	2024
(Loss)/profit for the year attributable to equity holders of the parent (£ million)	(215)	542
Weighted average number of shares used in diluted EPS calculation (million)1	1,076	1,097
Diluted EPS	(20.0) p	49.4 p

1 The weighted average shares used in the basic EPS calculation for 2025 has also been used for the diluted EPS calculation due to the anti-dilutive effect of the weighted average shares calculated for the diluted EPS calculation.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2025	2024
Weighted average number of shares used in basic EPS calculation	1,076	1,077
Dilutive share options outstanding	—	—
Other potentially issuable shares	—	20
Weighted average number of shares used in diluted EPS calculation	1,076	1,097

At 31 December 2025 there were 1,091,394,251 (2024: 1,091,394,251) ordinary shares in issue, including treasury shares of 12,591,893 (2024: 12,591,893).

6. Analysis of cash flows

The following table analyses the net cash inflow from operating activities presented within the cash flow statement:

Net cash inflow from operating activities:

£ million	2025	2024
(Loss)/profit for the year	(172)	629
Taxation	303	402
Revaluation and retranslation of financial instruments	16	50
Finance costs	352	417
Finance and investment income	(78)	(137)
Earnings from associates	(39)	(36)
Operating profit	382	1,325
Adjustments for:
Non-cash share-based incentive plans (including share options)	73	109
Depreciation of property, plant and equipment	142	156
Depreciation of right-of-use assets	201	213
Goodwill impairment	641	237
Property-related impairment charges	114	3
Other impairment charges	5	26
Amortisation and impairment of acquired intangible assets	61	93
Amortisation of other intangible assets	43	32
Gains on disposal of investments and subsidiaries	(6)	(322)
Gains on disposal of property, plant and equipment	—	(7)
Other transaction costs	—	10
Operating cash flow before movements in working capital and provisions	1,656	1,875
Decrease in trade receivables and accrued income	307	309
(Decrease)/increase in trade payables	(390)	31
(Increase)/decrease in other receivables	(108)	16
Decrease in other payables	(110)	(240)
Increase in provisions	10	69
Cash generated by operations	1,365	2,060
Corporation and overseas tax paid	(398)	(392)
Interest paid on lease liabilities	(95)	(95)
Other interest and similar charges paid	(282)	(306)
Interest received	97	109
Investment income	13	11
Dividends from associates	45	31
Contingent consideration liability payments recognised in operating activities1	(21)	(10)
Net cash inflow from operating activities	724	1,408

1 Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities.

7. Cash and cash equivalents and total borrowings

£ million	2025	2024
Cash and cash equivalents as presented in the consolidated balance sheet	2,694	2,638
Bank overdrafts	(168)	(171)
Cash and cash equivalents as presented in the consolidated cash flow statement	2,526	2,467
Current borrowings (excluding bank overdrafts)	(654)	(413)
Non-current borrowings	(4,114)	(3,744)
Total borrowings (excluding bank overdrafts)	(4,768)	(4,157)

The Group estimates that the fair value of corporate bonds is £4,595 million at 31 December 2025
(2024: £3,964 million).

8. Acquisitions

Acquisition of InfoSum

On 4 April 2025, the Group acquired 100% of the ordinary share capital of Cognitive Logic Inc. (“InfoSum”), a data collaboration platform.

Total cash consideration of £108 million was paid on completion date. Total net assets acquired were £17 million, including £32 million of proprietary technology intangible assets. The goodwill recognised on acquisition was £91 million. The goodwill is attributable to anticipated synergies and will not be deductible for tax purposes.

Acquisition of non-controlling interests of MAP and Resolve

On 19 September 2025, the Group acquired the remaining 49% shareholdings of two subsidiaries, VML MAP A/S (“MAP”) and Resolve Aps (“Resolve”), for total consideration of £134 million, payable in three equal annual instalments in January 2026, 2027 and 2028.

The present value of the consideration has been recognised within Trade and other payables, with a corresponding adjustment to equity including the derecognition of the previous non-controlling interests.

9. Related party transactions

The Group enters into transactions with its associate undertakings. In the year ended 31 December 2025, revenue of £137 million (2024: £132 million) was recognised in relation to Compas, an associate in the USA. The following amounts were outstanding at 31 December 2025 and 31 December 2024:

£ million	2025	2024
Amounts owed by related parties	105	68
Amounts owed to related parties	(126)	(104)

There are no material provisions for doubtful debts relating to these balances, and no material expense has been recognised in the income statement in relation to bad or doubtful debts in 2025 or 2024.

10. Financial instruments - fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable or not based on observable inputs:

£ million	Level 1	Level 2	Level 3	Total
31 December 2025
Derivatives in designated hedge relationships
Derivative assets	—	77	—	77
Derivative liabilities	—	(3)	—	(3)
Held at fair value through profit or loss
Money market funds	468	—	—	468
Other investments	96	—	193	289
Derivative assets	—	3	—	3
Derivative liabilities	—	(2)	—	(2)
Contingent consideration liabilities	—	(27)	(39)	(66)
Held at fair value through other comprehensive income
Trade and other receivables	—	504	—	504
Other investments	3	—	42	45

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources.

For all level 3 fair value measurements, a change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

Reconciliation of level 3 fair value measurements:
£ million	Contingent consideration liabilities	Other investments
1 January 2025	(133)	322
Gains/(losses) recognised in the income statement	1	(21)
Losses recognised in other comprehensive income	—	(54)
Exchange adjustments	1	(15)
Transfers	27	(6)
Additions	—	9
Settlements	65	—
31 December 2025	(39)	235

11. Events after the reporting period

On 6 January 2026, WPP acquired 100% of the issued shares in Barrows North America Inc. (“Barrows”) from an associate of the Group, Retail Capital Holdings Ltd (“RCH”), for net consideration of £57 million. The Group continues to hold a 35% investment in RCH and in January 2026, WPP received a special dividend of £19 million from RCH following the Barrows transaction.

Appendix 2: Principal risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these are summarised below:

Strategic and External Risks

Economic Risk
●
Adverse economic conditions, including those caused by conflicts, severe and sustained inflation and currency volatility in key markets where the Group operates, tariffs and other trade barriers, supply chain issues including around resilience affecting the distribution of clients’ products and/or disruption in credit markets, pose a risk the Group’s clients may reduce, suspend or cancel spend or be unable to satisfy obligations.

Geopolitical Risk
●
Growing geopolitical tension and conflicts continue to have a destabilising effect in the Group’s markets and across geographical regions. Alongside an adverse effect upon the economic outlook, there is a general erosion of trust in institutions and - in relation to global cooperation and integration – an increasing political focus both on national interests and regional convergence. Such factors and economic conditions may be reflected in the Group’s clients’ confidence in making longer-term investments and commitments in marketing spend.

Strategic Plan
●
The failure to successfully execute the strategic plan published in February 2026 to restore growth, simplify and integrate the Group’s client proposition and drive long-term value, including the failure to simplify the Group’s operating model and strengthen execution as well as transform the Group’s go-to-market. Failure also to unlock the target cost savings which will enable a reallocation of investment to the growth building blocks and implementation of the updated approach to capital allocation, both of which underpin the strategic plan.

Artificial Intelligence
●
WPP Open is the Group’s AI-driven system for marketing transformation – it brings together, through proprietary AI models created within the Group, diverse datasets across media, performance, client and industry insights, it offers intelligent workflow and operations in a centralised workspace, it augments creative and strategic capabilities in an enterprise-level generative AI studio and it integrates, through WPP Open Intelligence (WPP Open’s advanced AI-powered data layer, driven by Infosum’s cross-cloud technology) and WPP’s technology partnerships, third-party technologies and first-party data to provide an industry solution.
●
Failure to optimise, deploy and engage clients in the suite of products offered by WPP Open, may impact the overall operation of the business.
●
The Group may incur costs when ensuring it can comply with the introduction of AI laws and regulations, including the EU AI Act. This would be through review of IT systems and processes, which may require refinement or amendment, to ensure regulation can be adhered to.
●
IP laws and in particular the analysis of copyright infringement is evolving in generative AI specifically. Where AI is used in client deliverables, IP infringement risk, in particular copyright infringement risk, must be assessed in the context of the underlying data sets used in the creation of client work.
●
The use of AI agents within the Group’s operations, particularly in client-facing or decision-making roles, introduces risks related to unintended or erroneous outputs, lack of transparency in their decision-making processes, or potential for misuse if compromised.

IT and Systems
●
The Group continues to undertake a series of IT programmes devised to prioritise the most critical changes necessary to support the Group’s strategic plan while maintaining the operational performance and security of core systems. The Group is reliant on third parties for the performance of a significant portion of worldwide information technology and operations functions. Failures or delays in providing these functions could have an adverse effect on the Group’s business.

Operational Risks

Client Loss
●
The Group competes for clients in a highly competitive industry which is continuously evolving and undergoing structural change and advancements in AI, data and technology. Client net loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending could have a material adverse effect on the Group’s market share, business, revenues, results of operations, financial condition and prospects.

Client Concentration
●
The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients or of a major assignment with them could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

People, Culture and Succession
●
The Group’s performance could be adversely affected if the Group: does not react quickly enough to changes in markets; fails to attract and develop key media, creative, production and management talent; is unable to retain and incentivise key talent; or is unable to adapt to new ways of working including through an updated workforce to respond to, for example, the incorporation into team architecture and management of intelligent systems and capabilities and accountabilities required for that.

Cyber and Information Security
●
The Group has in the past and may in the future experience a cyber attack that leads to harm or disruption to operations, systems or services. This risk is likely to increase as the prevalence and sophistication of generative AI means there is potential for both human and AI generated attacks. Attackers are increasingly leveraging artificial intelligence and agentic systems to automate and scale their offensive capabilities, leading to the deployment of more sophisticated, evasive, and rapidly evolving cyber threats. Such an attack may also affect suppliers and partners through the unauthorised access to, or manipulation, corruption or destruction of, data.

Credit Risk
●
The Group is subject to credit risk through the default of a client or other counterparty.
●
Challenging economic conditions, heightened geopolitical issues, shocks to consumer confidence, disruption in credit markets and challenges in the supply chain disrupting the Group’s clients operations can lead to a worsening of the financial strength and outlook for the Group’s clients who may reduce, suspend or cancel spend with the Group, request extended payment terms beyond 60 days or be unable to satisfy obligations.

Internal Financial Controls
●
The Group’s performance could be adversely impacted if we fail to ensure adequate internal control procedures are in place.
●
If material weaknesses are identified, they could adversely affect the Group’s results of operations, investor confidence in the Group and the market price of ADRs and ordinary shares.

Compliance Risks

Data Privacy
●
The Group is subject to strict data protection and privacy legislation in the jurisdictions in which it operates and relies extensively on information technology systems. The use of AI, while offering significant benefits, introduces specific data privacy risks related to data collection, model training and automated decision-making. The Group stores, transmits and relies on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal breaches. In addition, data transfers between the Group’s global operating companies, clients or vendors may be interrupted due to changes in law (for example, EU adequacy decisions, CJEU Schrems II decision).

Regulatory, Sanctions, Anti-Trust and Taxation
●
The Group’s tax change could be adversely impacted by new tax rules, changes to the application of existing rules or higher tax rates. The global tax environment remains highly complex and subject to frequent regulatory changes and evolving interpretations. These dynamics present inherent compliance risks.
●
The Group is subject to strict anti-corruption, anti-bribery, and anti-fraud and anti-trust legislation and enforcement in the countries in which the Group operates. Failure to comply or to create a culture opposed to fraud, bribery and corruption or failure to instil business practices that that prevent both human and AI-generated fraud and corruption could expose us to civil and criminal sanctions and negatively impact the Group’s reputation or financial condition.
●
The Group is subject to the laws of the United States, the EU, the UK and other jurisdictions that impose sanctions and regulate the supply of services to certain countries. Failure to comply which these laws could expose the Group to civil and criminal penalties and the imposition of economic sanctions against the Group and reputational damage and withdrawal of banking facilities which could materially impact results.

Environmental, Social & Governance (ESG)
●
The Group’s operations could be disrupted by an increased frequency of extreme weather and climate related natural disasters.
●
The Group could be subject to increased costs to comply with the potential future changes in ESG law and regulations. This includes the EU Corporate Sustainability Reporting Directive (CSRD) and the IFRS Sustainability Standards.
●
A failure to manage the complexity in carbon emission accounting for marketing or to consider Scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on the Group’s business and reputation.
●
The Group is susceptible to increased reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.

Appendix 3: Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Company’s current expectations or forecasts of future events.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for the Group’s products and services; changes in client advertising, marketing and corporate communications requirements; the Group’s inability to realise the future anticipated benefits of acquisitions; failure to realise the Group’s assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of conflicts; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of the Group’s clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in the Group’s business; risks related to the Group’s environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of the Group’s control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned ‘Risk Factors’ in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

Appendix 4: Reconciliation to Non-GAAP measures of performance

The Group presents alternative performance measures, including headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, headline earnings, headline basic and diluted EPS, headline EBITDA, revenue less pass-through costs, adjusted net debt and average adjusted net debt, adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow. These are used by management for internal performance analyses. The presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

In the calculation of headline measures, judgement is required by management in determining which items are considered to be large, unusual and non-recurring such that they are to be excluded.

The exclusion of certain adjusting items may result in headline measures being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included within headline measures. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.

Reconciliation of revenue to revenue less pass-through costs:

£ million	2025	2024
Revenue	13,550	14,741
Media pass-through costs	(2,543)	(2,523)
Other pass-through costs	(831)	(859)
Revenue less pass-through costs	10,176	11,359

Reconciliation of revenue to revenue less pass-through costs by reportable segment:

Year ended 31 December 2025
£ million	Global Integrated Agencies	Public Relations	Specialist Agencies
Revenue	11,956	705	889
Media pass-through costs	(2,543)	—	—
Other pass-through costs	(673)	(38)	(120)
Revenue less pass-through costs	8,740	667	769

Year ended 31 December 2024
£ million	Global Integrated Agencies	Public Relations	Specialist Agencies
Revenue	12,661	1,156	924
Media pass-through costs	(2,523)	—	—
Other pass-through costs	(686)	(67)	(106)
Revenue less pass-through costs	9,452	1,089	818

Reconciliation of revenue to revenue less pass-through costs by geographical area:

£ million	2025	2024
North America
Revenue	4,966	5,567
Media pass-through costs	(796)	(823)
Other pass-through costs	(333)	(350)
Revenue less pass-through costs	3,837	4,394

United Kingdom
Revenue	2,055	2,185
Media pass-through costs	(390)	(406)
Other pass-through costs	(162)	(191)
Revenue less pass-through costs	1,503	1,588

Western Continental Europe
Revenue	2,891	3,013
Media pass-through costs	(565)	(507)
Other pass-through costs	(183)	(131)
Revenue less pass-through costs	2,143	2,375

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Revenue	3,638	3,976
Media pass-through costs	(791)	(787)
Other pass-through costs	(154)	(187)
Revenue less pass-through costs	2,693	3,002

Reconciliation of profit before taxation to headline operating profit and headline PBIT:

£ million	2025	Margin	2024	Margin
Profit before taxation	131		1,031
Finance and investment income	(78)		(137)
Finance costs	352		417
Revaluation and retranslation of financial instruments	16		50
Profit before interest and taxation	421		1,361
Earnings from associates	(39)		(36)
Operating profit1	382	2.8%	1,325	9.0%
Goodwill impairment	641		237
Amortisation and impairment of acquired intangible assets	61		93
Other impairment charges	5		26
Restructuring and transformation costs	68		251
Property-related restructuring costs	127		26
Gains on disposal of investments and subsidiaries	(6)		(322)
Gains on disposal of property	—		(7)
Other transaction costs	—		10
Legal provision charges	43		68
Headline operating profit1	1,321	13.0%	1,707	15.0%
Earnings from associates	39		36
Share of adjusting and other items for associates	—		4
Headline PBIT	1,360		1,747
1 Operating profit margin is calculated as operating profit as a percentage of revenue. Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.

Calculation of headline net finance costs:

£ million	2025	2024
Finance and investment income	(78)	(137)
Finance costs	352	417
Headline net finance costs	274	280

Headline operating profit margin before and after earnings from associates:

£ million	2025	Margin	2024	Margin
Revenue less pass-through costs	10,176		11,359
Headline operating profit	1,321	13.0%	1,707	15.0%
Headline earnings from associates	39		40
Headline PBIT	1,360	13.4%	1,747	15.4%

Calculation of headline EBITDA:

£ million	2025	2024
Headline PBIT	1,360	1,747
Depreciation of property, plant and equipment	142	156
Amortisation of other intangible assets	43	32
Headline EBITDA (including depreciation of right-of-use assets)	1,545	1,935
Depreciation of right-of-use assets	201	213
Headline EBITDA	1,746	2,148

Headline EBITDA (including depreciation of right-of-use assets) is used in the Group’s key leverage metric (average adjusted net debt/headline EBITDA).

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	2025	2024
Profit before taxation	131	1,031
Goodwill impairment	641	237
Amortisation and impairment of acquired intangible assets	61	93
Other impairment charges	5	26
Restructuring and transformation costs	68	251
Property-related restructuring costs	127	26
Gains on disposal of investments and subsidiaries	(6)	(322)
Gains on disposal of property	—	(7)
Other transaction costs	—	10
Legal provision charges/(gains)	43	68
Share of adjusting and other items for associates	—	4
Revaluation and retranslation of financial instruments	16	50
Headline PBT	1,086	1,467
Headline tax charge	(348)	(411)
Non-controlling interests	(43)	(87)
Headline earnings	695	969

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Calculation of headline taxation:

£ million	2025	2024
Headline PBT	1,086	1,467
Tax charge	303	402
Tax credit relating to restructuring and transformation costs and property-related costs	46	58
Tax charge relating to gains on disposal of investments and subsidiaries	(8)	(85)
Tax charge relating to gains on disposal of investments and subsidiaries in prior periods	(8)	—
Deferred tax impact of the amortisation of acquisition related intangible assets and liabilities	9	32
Deferred tax relating to investments in associates	6	6
Tax charge relating to gains on disposal of property	—	(2)
Headline tax charge	348	411
Headline tax rate	32.0%	28.0%

The headline tax rate as a percentage of headline PBT (that includes the share of headline results of associates) is 32.0% (2024: 28.0%).

Earnings from associates:

Management reviews the 'earnings from associates’ by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting and other items for associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the income statements of the associate undertakings. Management applies consistent principles in determining items adjusted from headline profit as with subsidiaries.

The following table is an analysis of 'earnings from associates’ and underlying component movements:

£ million	2025	2024
Share of profit before interest and taxation	46	43
Share of adjusting and other items for associates	—	(4)
Share of interest and non-controlling interests	6	10
Share of taxation	(13)	(13)
Earnings from associates	39	36
Less: share of adjusting and other items for associates	—	4
Headline earnings from associates	39	40

Headline earnings per share:

The calculation of basic headline EPS is as follows:
	2025	2024
Headline earnings (£ million)	695	969
Weighted average number of shares used in basic EPS calculation (million) (note 5)	1,076	1,077
Basic headline EPS	64.6 p	89.9 p

Headline earnings per share (continued):

The calculation of diluted headline EPS is as follows:

	2025	2024
Headline earnings (£ million)	695	969
Weighted average number of shares used in diluted EPS calculation (million)	1,099	1,097
Diluted headline EPS	63.2 p	88.3 p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2025	2024
Weighted average number of shares used in basic EPS calculation (note 5)	1,076	1,077
Dilutive share options outstanding	3	—
Other potentially issuable shares	20	20
Weighted average number of shares used in headline diluted EPS calculation1	1,099	1,097
1 The weighted average number of shares used in diluted EPS is different for headline EPS compared to reported EPS due to a headline profit versus a reported loss.

Adjusted net debt and average adjusted net debt:

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. Adjusted net debt is defined as cash and cash equivalents, bank overdrafts, current and non-current borrowings, derivative financial instruments hedging debt items, and excludes lease liabilities, contingent consideration and deferred consideration liabilities in respect of the Group’s mergers and acquisitions activities. Average adjusted net debt represents the rolling 12‑month average of the Group’s monthly adjusted net debt balances.

The definition of adjusted net debt and average adjusted net debt have been updated to include the impact of derivative financial instruments that hedge debt items as management believes this provides a more accurate representation of the adjusted net debt levels of the Group. Prior year comparatives and related metrics (i.e. the average adjusted net debt to headline EBITDA ratio) have been re-presented for this new definition.

Average adjusted net debt represents the rolling 12‑month average of the Group’s monthly adjusted net debt balances for the twelve month period ended 31 December 2025 and 31 December 2024 respectively.

£ million	2025	2024
Cash and cash equivalents	2,694	2,638
Current borrowings	(822)	(584)
Non-current borrowings	(4,114)	(3,744)
Derivative financial instruments	75	(52)
Adjusted net debt1	(2,167)	(1,742)
Average adjusted net debt1	(3,404)	(3,506)

Average adjusted net debt to headline EBITDA ratio:

£ million	2025	2024
Average adjusted net debt (12 month rolling)1	(3,404)	(3,506)
Headline EBITDA (including depreciation of right-of-use assets) (12 month rolling)	1,545	1,935
Average adjusted net debt to headline EBITDA ratio1	(2.2x)	(1.8x)
1 Prior year comparatives have been re-presented in accordance with the updated adjusted net debt definition.

The average adjusted net debt and headline EBITDA (including depreciation of right-of-use assets) amounts used in the average adjusted net debt to headline EBITDA (including depreciation of right-of-use assets) ratio calculation above are for the 12 months ended 31 December 2025 and 31 December 2024.

Reconciliation of adjusted cash flow measures:

The Group bases its internal cash flow objectives on adjusted operating cash flow, adjusted operating cash flow before working capital, adjusted free cash flow and adjusted net cash flow.

Reconciliation of adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow:

£ million	2025	2024
Net cash inflow from operating activities	724	1,408
Corporation and overseas tax paid	398	392
Interest paid on lease liabilities	95	95
Other interest and similar charges paid	282	306
Interest received	(97)	(109)
Investment income	(13)	(11)
Dividends from associates	(45)	(31)
Contingent consideration liability payments recognised in operating activities	21	10
Cash generated by operations	1,365	2,060
Purchase of property, plant and equipment	(91)	(189)
Purchase of intangible assets	(95)	(47)
Repayment of lease liabilities	(242)	(282)
Interest paid on lease liabilities	(95)	(95)
Investment income	13	11
Share option proceeds	—	2
Adjusted operating cash flow	855	1,460
Corporation and overseas tax paid	(398)	(392)
Other interest and similar charges paid	(282)	(306)
Interest received	97	109
Dividends from associates	45	31
Contingent consideration liability payments	(65)	(97)
Dividends paid to non-controlling interests in subsidiary undertakings	(50)	(67)
Adjusted free cash flow	202	738
Net disposal proceeds	22	667
Net initial acquisition payments	(147)	(153)
Dividends	(343)	(425)
Share purchases	(97)	(82)
Adjusted net cash flow	(363)	745

Reconciliation of adjusted operating cash flow before working capital:

£ million	2025	2024
Adjusted operating cash flow	855	1,460
Less movements in working capital and provisions:
Decrease in trade receivables and accrued income	(307)	(309)
Decrease/(increase) in trade payables	390	(31)
Increase/(decrease) in other receivables	108	(16)
Decrease in other payables	110	240
Increase in provisions	(10)	(69)
Add back non-headline movements in working capital and provisions:
Legal provision charges	43	68
Adjusted operating cash flow before working capital	1,189	1,343

Management believes adjusted operating cash flow is an appropriate performance target, as it can be translated into targets for operating business units that do not have direct control of items affecting adjusted free cash flow, such as the Group effective tax rate and leverage. It is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure, and working capital.

Adjusted operating cash flow before working capital is meaningful to investors because it excludes working capital movements which can fluctuate around period ends.

Adjusted free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition-related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.

Adjusted net cash flow is meaningful to investors because it is the measure of the Group’s funds available for debt repayment or to increase cash on hand after acquisition related payments, dividends to shareholders and share repurchases. The purpose of presenting adjusted net cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure) and after acquisitions, dividend payments to shareholders and share repurchases.

Constant currency and ‘like-for-like’

These preliminary consolidated financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates.

To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group presents results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and like-for-like methods are given in the Glossary.

Constant currency and ‘like-for-like’ (continued)

The following tables reconciles reported revenue growth for the three months and year ended 31 December 2025 and 2024, including like-for-like revenue growth for the same period:

£ million
Revenue
2024 reported	14,741
Impact of exchange rate changes	(266)	(1.8%)
Impact of acquisitions and disposals	(402)	(2.7%)
Like-for-like growth	(523)	(3.6%)
2025 reported	13,550	(8.1%)

£ million
Revenue
Three months ended 31 December 2024 reported (Q4)	3,956
Impact of exchange rate changes	(34)	(0.9%)
Impact of acquisitions and disposals	(74)	(1.9%)
Like-for-like growth	(220)	(5.5%)
Three months ended 31 December 2025 reported (Q4)	3,628	(8.3%)

The following table reconciles reported revenue less pass-through costs growth for the three months and year ended 31 December 2025 and 2024, including like-for-like revenue less pass-through costs growth for the same period:

£ million
Revenue less pass-through costs
2024 reported	11,359
Impact of exchange rate changes	(199)	(1.7%)
Impact of acquisitions and disposals	(372)	(3.3%)
Like-for-like growth	(612)	(5.4%)
2025 reported	10,176	(10.4%)

£ million
Revenue less pass-through costs
Three months ended 31 December 2024 reported (Q4)	2,994
Impact of exchange rate changes	(19)	(0.6%)
Impact of acquisitions and disposals	(78)	(2.6%)
Like-for-like growth	(206)	(6.9%)
Three months ended 31 December 2025 reported (Q4)	2,691	(10.1%)

The following table reconciles headline operating profit growth for the year ended 31 December 2025 and 2024, including like-for-like headline operating profit growth for the same period:

£ million	Margin
Headline operating profit
2024 reported	15.0%	1,707
Impact of exchange rate changes		(29)	(1.7%)
Impact of acquisitions and disposals		(65)	(3.8%)
Like-for-like growth		(292)	(17.1%)
2025 reported	13.0%	1,321	(22.6%)

Glossary

Adjusted free cash flow
Adjusted free cash flow is calculated as cash used in/generated by operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities, interest paid on lease liabilities, contingent consideration liability payments and purchases of property, plant and equipment and purchases of intangible assets.

Adjusted net cash flow
Adjusted net cash flow is calculated as adjusted free cash flow (as defined above) plus disposal proceeds, less net initial acquisition payments, dividends and share purchases.

Adjusted net debt and average adjusted net debt
Adjusted net debt consists of cash and cash equivalents, bank overdrafts, current and non-current borrowings, derivative financial instruments hedging debt, and excludes lease liabilities, contingent consideration and deferred consideration liabilities in respect of the Group’s mergers and acquisitions activities. Average adjusted net debt represents the rolling 12 month average of the Group’s monthly adjusted net debt balances.

Adjusted operating cash flow
Adjusted operating cash flow is calculated as cash used in/generated by operations plus investment income received, and share option proceeds, less repayment of lease liabilities, interest paid on lease liabilities, and purchases of property, plant and equipment and purchases of intangible assets.

Adjusted operating cash flow before working capital
Adjusted operating cash flow before movement in trade receivables and accrued income, trade payables, other receivables, other payables and provisions.

Adjusting items
Adjusting items include gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, other impairment charges, impairment of investments in associates, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/gains, revaluation and retranslation of financial instruments and share of adjusting and other items for associates.

Billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2025 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

Establishment costs
Establishment costs are costs directly related to the occupancy of the buildings utilised by WPP. These include the depreciation of right of use assets and leasehold improvements; and the costs of property taxes, utilities, maintenance and facilities management amongst others.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees, and an allocation of other costs, including staff and establishment costs (defined above), based on the function of employees within the Group.

Headline costs
Headline costs comprise costs of services and general administrative costs excluding gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, other impairment charges, impairment of investments in associates, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/gains, revaluation and retranslation of financial instruments and share of adjusting and other items for associates.

Headline earnings
Headline PBT less headline tax charge and headline non-controlling interests.

Headline earnings from associates
Earnings from associates, excluding share of adjusting and other items for associates.

Headline EBITDA

Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, legal provision charges/gains and share of adjusting and other items for associates.

Headline net finance costs
Net finance costs (as defined below) excluding revaluation and retranslation of financial instruments.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, other impairment charges, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/(gains).

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs.

Headline PBIT
Profit before net finance costs, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/gains and share of adjusting and other items for associates.

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/gains, share of adjusting and other items for associates, and revaluation and retranslation of financial instruments.

Headline tax charge
Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, acquisition related intangible assets and liabilities, restructuring and transformation costs, property-related restructuring costs, investments in associates, other transaction costs and legal provision charges/ gains.

Like-for-like
Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals.

Net finance costs
All costs related to interest expense on bank overdrafts, bonds, bank loans, lease liabilities, swaps and revaluation and retranslation of financial instruments less any interest income on cash surplus and investments.

Net working capital
The movement in net working capital consists of movements in trade receivables and accrued income, trade payables, other receivables, other payables and provisions per the analysis of cash flows note in 6.

Pass-through costs
Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings.

Revenue less pass-through costs

Revenue less pass-through costs is revenue less media and other pass-through costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 26 February 2026.	By: ______________________
Balbir Kelly-Bisla
Company Secretary